Exhibit 99.1

Aurinia Announces Appointment of Company Founder, Dr. Richard M. Glickman, as its New Chief Executive Officer

Aspreva Founder and CEO to lead the next stage of Aurinia’s development

VICTORIA, British Columbia--(BUSINESS WIRE)--February 6, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX: AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced its Board of Directors has appointed Dr. Richard M. Glickman L.LD (Hon), the Company's founder and Chairman of the Board, as Aurinia’s Chairman and Chief Executive Officer (CEO). The board accepted the resignation of Charles Rowland as CEO and an executive member of the Board, effective immediately.

“My decision to take on the CEO role at this important time for Aurinia is fueled by my absolute conviction in the potential for voclosporin to transform the lupus nephritis treatment landscape,” said Dr. Glickman. “I have worked on LN for much of my career and believe that voclosporin will significantly improve the lives of patients suffering from this disease. Building on the success of the Phase 2 AURA study, Aurinia’s goal is to advance voclosporin while optimizing the company’s strategic vision and maximizing shareholder value. I look forward to engaging with our key stakeholders and working with this world-class team as we unlock the value and potential of this unique program, beginning with the initiation of our planned pivotal Phase 3 trial in the second quarter of 2017.”

“On behalf of the board, I am grateful to Charlie for his leadership as CEO over the last year and his many contributions to the strategic and operating imperatives of the company,” added Dr. Glickman.

Dr. Glickman brings over 30 years of experience in the creation and operation of healthcare ventures, founding and co-founding numerous companies during his career. As the co-founder, Chairman and CEO of Aspreva Pharmaceuticals, he played an integral role in developing and establishing CellCept®, or MMF, as the current standard of care for the treatment of lupus nephritis (LN). Aspreva Pharmaceuticals was acquired by Swiss pharmaceutical company Galenica for nearly $1B in 2008. He currently serves as founding Chairman of Essa Pharmaceuticals Inc., Chairman of the Board of Engene Corporation and a Director of Cardiome Pharma. He is also a Partner at Lumira Capital, one of Canada’s most successful healthcare focused venture capital firms. Dr. Glickman has served on numerous biotechnology and community boards, including member of the federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council.

Dr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both BC and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America (LFA).

“Dr. Glickman is a long-time supporter of lupus patients, clinicians and researchers and I know first-hand and greatly admire what his tenacity and passion can accomplish,” said Sandra C. Raymond, President and Chief Executive Officer of the Lupus Foundation of America. “He is a true visionary and a pioneer in lupus, a field in which development of new medications to treat the disease has been challenging. I’m thrilled to be working with him in this capacity and with the Aurinia team as voclosporin moves towards potentially becoming the first FDA approved treatment for lupus nephritis.”

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Voclosporin
Voclosporin, an investigational drug, is a novel, best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across multiple indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States to at least late 2027 under the Hatch-Waxman Act.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's clinical and regulatory strategy, and future clinical development plans for voclosporin, including the initiation of its planned pivotal Phase 3 trial in the second quarter of 2017, analysis, assessment and conclusions of the results of the AURA-LV clinical study. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media Contact:
Christopher Hippolyte
Christopher.hippolyte@inventivhealth.com
917-826-2664